Exhibit 99.1

For immediate release
February 22, 2007

Petro-Canada Continues to Respond to the Ontario Fuel Supply Situation

Petro-Canada (TSX: PCA, NYSE: PCZ) Mississauga, ON - Petro-Canada has been working hard to keep serving customers at both the wholesale and retail level throughout the current supply situation in Ontario.

As has been reported in the media, the petroleum industry in Ontario is facing a very tight fuel supply situation, which was heightened by recent refining issues in the province. Over the last few days, Petro-Canada has also experienced a significant increase in demand at retail sites across the province.

We are taking direct and immediate action to keep serving our customers at the wholesale and retail level:
▪	We are distributing product to our retail sites as quickly as possible.
▪	We are closely monitoring inventory levels on a daily basis.
▪	We are providing our contracted wholesale customers with their average monthly volumes.
▪	We are deploying trucks, where possible, to move additional petroleum products into the province.
▪	We are ensuring that pipeline capacity is fully utilized to bring as much product into Ontario as quickly as possible.

We are also taking action to help improve the overall supply situation, where possible:
▪	We are putting an additional 500 thousand litres of gasoline and diesel into the Ontario marketplace each day, which is a significant, but responsible amount given our own supply situation.
▪	We are looking to source additional surplus petroleum products in areas such as Montreal, Buffalo and Detroit.
▪	We are supporting industry participants, where possible, to see that priority is placed on serving Essential Services and Home Heat customers.

“We wish to thank our customers for the patience and caution they have shown,” said Fred Scharf, Vice-President of Sales, Service and Operations. “We’re doing our best to keep up with the increased demand. While we are making every effort to keep inventory replenished as quickly as possible at our retail sites, customers may experience some inconvenience while product is in transit.”

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada's common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information please contact:

Media and general inquiries:
Jon Hamilton
Corporate Communications
Petro-Canada (Mississauga)
Tel: (905) 804-5911